EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 30th day of November, 2015 between Robert W. Baird & Co. Incorporated (the “Advisor”) and Baird Funds, Inc. (the “Corporation”), on behalf of the Baird Small/Mid Cap Value Fund (the “SMID Value Fund” or the “Fund”).

WHEREAS, the Advisor desires to contractually agree to waive a portion of its advisory fee or reimburse the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisor Agreement between the Corporation on behalf of the Fund and the Advisor and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, including interest expense and the fees and expenses incurred by the Fund in connection with the Fund’s investments in other investment companies, but excluding taxes, brokerage commissions and extraordinary expenses, do not exceed the following annual percentages of the average daily net assets attributable to the Fund’s Institutional Class and Investor Class shares:

	Institutional Class	Investor Class

SMID Value Fund	0.95%	1.20%

The Advisor shall be entitled to recoup such amounts from the Fund for a period of up to three (3) years from the date the Advisor reduced its compensation and/or assumed expenses for the Fund, provided that the expense ratios in those future years are less than the limits specified herein and less than the limits in effect in those future years.

This Agreement shall continue in effect until April 30, 2017.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

ROBERT W. BAIRD & CO. INCORPORATED

By: /s/ Reik Read
Reik Read, Managing Director

BAIRD FUNDS, INC. (on behalf of Baird SMID Value Fund)

By: /s/ Peter Hammond
Peter Hammond, Vice President